Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

May 27, 2008	For Immediate Release

NEWS RELEASE

GREAT PANTHER DISCOVERS MOLYBDENUM-RICH SKARN AND
CARBONATE REPLACEMENT STYLE MINERALIZATION AT MAPIMI

GREAT PANTHER RESOURCES LIMITED (TSX: GPR) is pleased to announce that a new zone of molybdenum (Mo) - rich skarn mineralization has been discovered at the Bull’s Eye Zone on the Mapimi Project in northeastern Durango, Mexico. Only partial assays have been received to date but, so far, are highlighted by drill hole SK08-048 which returned 186.22 metres assaying 0.04% molybdenum starting at 42.08 metres down-hole, and including a higher grade section of 0.15% Mo over 29.4 metres. The molybdenum results are significant in that they compare well with grades from operating bulk tonnage molybdenum mines in North America. Present value for molybdenum is $33.60US/pound (www.infomine.com)

In addition, Ag-Au-Pb-Zn mineralization has been found in the North Zone that appears to be of the carbonate replacement (CRD) type. It is the Company’s opinion that the geological setting of the North Zone exemplifies that of a classic Mexican altiplano carbonate replacement deposit (“CRD”), similar in characteristics to many of the major mining camps of central Mexico.

Both discoveries are buried and, together with the well-defined La Gloria Ag-Pb-Zn Zone, are interpreted to represent different components of the same mineralizing system that is approximately five kilometres long. Metal zoning is evident across this area and the potential for additional zones is excellent.

The Bull’s Eye Zone is defined by a 2,000 by 800 metre induced polarization (IP) anomaly with a magnetic ‘high’ near its centre. The newly discovered Mo - skarn zone sits over top of the magnetic high and is likely related to a buried intrusive. Although no intrusive rocks have been observed in the drilling here to date, the skarn alteration increases in intensity with depth and most holes bottomed in sulphide mineralization. It is now considered that the breccia-hosted mineralization at the La Gloria Zone, where Great Panther has defined a NI 43-101 compliant global resource of 28.6 million ounces silver equivalent (see GPR news release March 19, 2008), is peripheral to the intrusive as La Gloria sits at the edge of this IP anomaly.

Earlier drilling by Great Panther (holes SK08-030 to 034) followed outcropping breccias to the north of La Gloria in search of similar mineralization and some returned interesting zinc mineralization that requires follow-up drilling. However, the recognition of iron oxide and hornfels alteration, as well as outcropping Ag-Au-Pb-Zn mineralization led the program toward the centre of the magnetic high. Detailed geological mapping has now defined a zone of calc-silicate hornfels and garnet skarn alteration at least 300 by 400 metres in area within Caracol Formation calcareous siltstones.

The first hole to test this area, SK08-038, was drilled to cut a surface showing of quartz veins with Ag-Au-Pb mineralization and now appears to have been pointed away from the centre of the zone. Quartz veins with molybdenite mineralization were noted at a shallow depth, as well as minor pyrite,

Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

chalcopyrite, arsenopyrite, and pyrrhotite but the hole is now interpreted to have skirted the edge of the skarn zone. Partial assay results from SK08-038 include 46.18 metres grading 0.04% Mo between 52.16 and 98.34 metres. The hole ended at 250.9 metres with quartz veinlets containing wispy molybdenite mineralization.

Hole SK08-050 intersected 0.02% Mo over 167.7 metres from 78.5 to 246.2 metres, including 0.12% Mo over 6.0 metres. Eight core holes (SK08-038, 039 and 046 to 051) have now been drilled in the skarn zone using a 200 metre grid spacing to test both the dimensions of the molybdenite zone and to determine the orientation of the veins. Assay results for most holes are pending or incomplete and will be reported in due course.

The North Zone is defined by a 1,000 by 700 metre IP anomaly and the initial three core holes here (SK08-035, 036 and 037) were drilled to test the source. Ag-Au-Pb-Zn mineralization in all three holes is closely related to the contact between a rhyolite sill and Aurora Formation limestone and Caracol Formation calcareous siltstones, approximately 100 metres below surface. Much of the IP response seems to be related to disseminated pyrite within rhyolite sills and carbonaceous sediments, at varying depths, such that any base metal mineralization would be ‘masked’ by this other material. Nonetheless, the initial drilling was successful in finding significant mineralization, as hole SK08-036 intersected 0.34 metres grading 214g/t silver, 2.44g/t gold, 2.42% lead, and 7.34%zinc within 2.14 metres grading 48g/t silver, 0.41g/t gold, 0.41% lead, and 2.98% zinc. Hole SK08-037, on the south side of the North Zone intersected 7.40 metres grading 1.07% zinc, and 3.50 metres grading 25g/t silver, 0.34% lead, and 0.4%zinc. Holes SK08-051 to 059 have recently been drilled to follow up on these results to test the potential size and continuity of the North Zone mineralization and to test several new ideas.

These new discoveries on the Mapimi Project are significant in that they appear to be related to a five kilometre long system with multiple buried zones of mineralization. Great Panther is presently conducting an in-house scoping study on the resource at La Gloria and the possibility of additional zones within a close radius will be an important consideration as the Company examines various production scenarios. Importantly, the Mapimi Project is bisected by a paved highway, approximately 100 kilometres from Peñoles’ smelter at Torreon. Great Panther is earning a 100% interest in the Mapimi Property, subject to a 3% NSR.

The drilling at Mapimi is being conducted by BDW Drilling of Guadalajara, Mexico. The Company’s QA/QC program includes the regular insertion of blanks and standards into the sample shipments, plus ISO certified laboratory checks. Robert F. Brown, P.Eng. and Vice-President of Exploration for Great Panther and its wholly owned subsidiary, Minera Mexicana El Rosario, S.A. de C.V., is designated as the Qualified Person for the Mapimi Project under the meaning of NI 43-101 and has reviewed this news release.

Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.